FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

OFFICER POSITIONS FOR THE NEW US AIRWAYS

Today, America West Chairman, President and CEO Doug Parker and US Airways President and CEO Bruce Lakefield announced the officer team that will be recommended to the new airline's board of directors. These officers would assume their new roles in the combined company at the merger's close date, which is expected in late September.

Doug said, "We welcome these talented individuals to the new US Airways and we are confident that they have the right skills to navigate our merged company through the challenging transition. In addition, we are grateful for the efforts of both teams and to members of both teams who will not remain with the new airline. It took the entire officer teams of both airlines to make the initial discussion of a merger a reality and we appreciate the diligent efforts of those individuals."

Bruce added, "When Doug and I began discussing this merger, we set a goal to build the best team in the airline industry. This combination of leaders from US Airways and America West certainly accomplishes that goal. I add my deep appreciation to all of the officers who have worked tirelessly throughout our initial discussions and who will continue to do so until the merger is completed."

America West and US Airways currently have a combined 52 officer positions, including two positions that are responsible for the US Airways Express operations of PSA and Piedmont. There are 34 officers being named today for the new airline (including Doug Parker and his direct reports), which will result in a 35 percent reduction in overhead expenses. In addition, a few of the new positions are transition roles designed to integrate specific areas, which should phase out as the merger is completed.

Doug continued, "There is a lot of work to be accomplished over the next 18 months. We have to move to one operating certificate and create single systems for areas such as revenue management, revenue accounting and other technical functions. This work will require extraordinary efforts, and I am pleased we have put the right team in place to get that work accomplished."

Please welcome aboard the leadership team of the new US Airways. Biographies of these individuals will be available soon on awaCompass.com (America West employees) and theHub (US Airways employees).

Administration

Led by Executive Vice President and Chief Administrative Officer Jeff McClelland
--Derek Kerr, Senior Vice President, Chief Financial Officer
Reporting to Derek:
----Mike Carreon, Vice President, Controller
----Dion Flannery, Vice President, Financial Analysis
----Kara Gin, Vice President, Financial Planning
----Tom Weir, Vice President, Treasurer
--Jim Walsh, Senior Vice President/General Counsel Reporting to Jim:
----Janet Dhillon, Vice President/Deputy General Counsel
----John Hedblom, Vice President, Human Resources
----Al Hemenway, Vice President, Labor Relations
----Steve Farrow, President/CEO, Piedmont
----Keith Houk, President/CEO, PSA

Marketing
Led by Executive Vice President, Sales and Marketing Scott Kirby
--Joe Beery, Senior Vice President/CIO
Reporting to Joe:
--Paul Lambert, Vice President, Facilities
--Andrew Nocella, Senior Vice President, Scheduling, Planning and Alliances
--Kerry Carstairs, Vice President, Reservations
--Travis Christ, Vice President, Sales & Marketing
--Randy Richards, Vice President, Cargo
--Open, Vice President, Revenue Management

Operations
Led by Executive Vice President, Operations Al Crellin
--Ed Bular, Vice President, Flight Operations
Reporting to Ed:
----Dave Seymour, Vice President, Operations Control and Planning
----Joe Chronic, Vice President, Flight Operations Integration
----Hal Heule, Senior Vice President, Safety & Regulatory Compliance
----Anthony Mulé, Senior Vice President, Customer Service
Reporting to Anthony:
----Ron Cole, Vice President, Inflight Services
----Donna Paladini, Vice President, Customer Service West
----Open, Vice President, Customer Service East
----John Prestifilippo, Senior Vice President, Maintenance and Engineering
Reporting to John:
----Rick Oehme, Vice President, Engineering & Quality

Public, Government, and Community Affairs
Led by Senior Vice President, Public Affairs C.A. Howlett
--Rosemary Murray, Vice President, Government Affairs

Corporate Communications
Led by Vice President, Corporate Communications Elise Eberwein
--Larry LeSueur, Vice President, Culture Integration

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group has filed a Registration Statement on Form S-4 (Registration No. 333-126162), which includes a proxy statement of America West Holdings, and other documents with the Securities and Exchange Commission. The proxy statement/prospectus will be mailed to stockholders of America West Holdings after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.